UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             INTERPHASE CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE PER SHARE
                         ------------------------------------
                         (Title of Class of Securities)

                                   460593-10-6
                                   -----------
                                 (CUSIP Number)

                                 CAROL FORSYTE
         MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                                (847) 576-7646
         --------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 OCTOBER 15, 1998
                                 ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  460593-10-6

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

       Motorola, Inc.
       I.R.S. #36-1115800

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)
       (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)
       00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [x]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Incorporation:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

      -0-

8.   SHARED VOTING POWER

      -0-

9.   SOLE DISPOSITIVE POWE

      -0-

10.  SHARED DISPOSITIVE POWER

      -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-

14.  TYPE OF REPORTING PERSON (See Instructions)

     CO

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3("Amendment") relates to the shares (the "Shares") of common stock, no par value per share, of Interphase Corporation, a Texas corporation ("Interphase"). The Report on Schedule 13D filed by Motorola, Inc. dated May 4, 1990, ("Original Report") as amended by Amendment No. 1 dated August 15, 1990 and Amendment No. 2 dated February 6, 1991 (hereinafter collectively referred to as "Motorola Schedule 13D"), is hereby amended and supplemented as set forth below.

Item 1     Security and Issuer.

     This statement relates to the common stock, no par value per share (the "Shares"), of Interphase Corporation, a Texas corporation
("Interphase"). Interphase's principal executive offices are located at 13,800 Senlac Road, Dallas, Texas 75234-8823.

Item 2.     Identity and Background

     Item 2 of the Motorola Schedule 13D is hereby amended and restated as follows:

     This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is one of the world's leading providers of wireless communications, semiconductors and advanced electronic systems, components and services. Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communication devices, computers and millions of other products. "Motorola" is a registered trademark of Motorola, Inc.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated by reference. Appendix 1 also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     Neither Motorola nor, to the best of Motorola's knowledge, any director or executive officer of Motorola listed on the attached Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On March 14, 1989, pursuant to the negotiated terms of a Common Stock Purchase Agreement dated as of the same date (the "Stock Agreement"), Motorola purchased from Interphase 660,000 Shares for $7,260,000 and was granted a warrant by Interphase (the "Warrant"), to purchase upon the occurrence of the conditions described below, an additional 660,000 Shares at a price of $15.40 per Share (the exercise price of the Warrant and the number of Shares covered by the Warrant were subject to adjustment as specified in the Warrant). The Warrant was to be exercised by Motorola only (a) if Motorola's aggregate purchases from Interphase for any four consecutive fiscal quarters equal or exceed 25 percent of Interphase's input, output and network controller aggregate net sales for those quarters or (b) a Change in Control (as defined in the Warrant) of Interphase occurs. The Warrant could only be exercised in whole by Motorola through March 14, 1996. On March 14, 1996 the Warrant expired without being exercised.

     The funds for purchase of the 660,000 Shares came from Motorola's working capital.

     To the best of Motorola's knowledge, Item 3 is not applicable to any director or executive officer of Motorola.

Item 4. Purpose of Transaction

     On October 15, 1998, pursuant to the negotiated terms of a Stock Redemption Agreement (the "Redemption Agreement") dated October 15, 1998 between Motorola and Interphase, a copy of which is attached hereto as
Exhibit 1, Interphase agreed to redeem the 660,000 Shares ("Redeemed Shares") owned by Motorola on a quarterly basis over a period of 3.75 years commencing on October 15, 1998 and ending on July 15, 2002 in substantially equal installments. Interphase has the right under the Redemption Agreement, upon not less than 20 days notice to Motorola, to accelerate the redemption of the Redeemed Shares. The Redemption Agreement provides that the purchase price for the Redeemed Shares shall be $6.25 per share, for an aggregate purchase price of $4,125,000. In accordance with the terms of the Redemption Agreement, on October 15, 1998, Interphase redeemed 50,000 Shares owned by Motorola, at $6.25 per share for an aggregate purchase price of $312,500.

     Pursuant to the terms of the Redemption Agreement, the Stock Agreement was terminated as of the date of the Redemption Agreement and is no longer in effect.

     The Redemption Agreement provides that Motorola will retain title to, and will be entitled to receive and retain any dividends and other distributions with respect to the remaining Redeemed Shares prior to redemption. However, pursuant to the terms of the Redemption Agreement, on October 15, 1998, Motorola granted Interphase an irrevocable proxy (the "Proxy") to vote the remaining Redeemed Shares in all matters for which shareholders of Interphase are entitled to vote. The Proxy will terminate in the event of default by Interphase of any of its obligations under the Redemption Agreement. A copy of the Proxy is attached hereto as Exhibit 2. The Redemption Agreement also provides that during the term of the Redemption Agreement Motorola will not transfer the 660,000 Shares except as provided by the Redemption Agreement.

     A Shareholders Agreement executed on March 14, 1989 (the "Shareholder Agreement") between Motorola, Michael E. Cope ("Cope") and S. Thomas Thawley ("Thawley") provides that Motorola will be entitled to nominate a director to the Board of Directors of Interphase and that Cope and Thawley will vote their Shares for such director and also use their best efforts to cause that director to be elected and re-elected to Interphase's board. Motorola also agreed to use its best efforts to cause the director it nominates to vote with the majority of Interphase's Board of Directors on any friendly merger or acquisition, subject to such director's exercise of his or her fiduciary responsibilities. This provision will expire whenever Motorola's equity ownership in Interphase falls below ten percent. The Motorola nominee to the Interphase Board of Directors has resigned. In addition, Cope, Thawley and Motorola no longer collectively have voting control over enough shares to cause the election of any Motorola nominee.

     The Shareholder Agreement also requires Cope and Thawley, in certain instances when either of them desire to sell Shares, to allow Motorola and the other non-selling party to purchase those Shares, as described in the Shareholder Agreement.

     Except as set forth in this Item 4, neither Motorola, nor to the best of Motorola's knowledge, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D .

Item 5.  Interest in Securities of the Issuer

     (a) As of October 15, 1998, Motorola disclaims any beneficial ownership, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 Act, as amended (the "1934 Act"), in any of the 610,000 Shares (which represent approximately 11% of all outstanding Shares based on Interphase's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998) to which Motorola retains legal title, pursuant to the terms of the Redemption Agreement and Proxy described in Item 4 above.

     (b) As of October 15, 1998, Motorola disclaims any voting power, sole or shared, or dispositive power, sole or shared, with respect to the Redeemed Shares pursuant to the terms of the Redemption Agreement and Proxy described in Item 4 above.

     (c) Except as described in this Amendment, Motorola had no transactions in Shares during the past 60 days. To the best of Motorola's knowledge, no director or executive officer of Motorola has engaged in any transactions in Shares during the past 60 days.

     (d) As of October 15, 1998, Motorola had the right to receive the dividends from the remaining Redeemed Shares prior to redemption thereof pursuant to the terms of the Redemption Agreement and to receive the proceeds from the redemption of the remaining Redeemed Shares.

     (e) As of October 15, 1998, Motorola disclaimed being the beneficial owner, as defined in Rule 13d-3 under the 1934 Act of more than 5% of the Shares pursuant to the terms of the Redemption Agreement and the Proxy, described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Items 3 and 4 for a description of the Stock Agreement, the Shareholder Agreement, the Warrant, the Redemption Agreement and the Proxy. All statements made in the body of this Amendment which relate to the terms of the Stock Agreement, the Shareholder Agreement, the Warrant, the Redemption Agreement and the Proxy are qualified in their entirety by the terms of such documents. The Stock Agreement, the Shareholder Agreement and the Warrant were previously filed as Exhibits 1, 2 and 3, respectively, to the Original Report.

     The Redemption Agreement and Proxy are attached hereto as Exhibits 1 and 2, respectively.

Item 7.  Materials to be filed as Exhibits

   EXHIBIT              DESCRIPTION
-------------------------------------
   Exhibit 1          Stock Redemption Agreement
   Exhibit 2          Proxy



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 23, 1998                /s/ Carl F. Koenemann
                                      ------------------------------------
                                      Carl F.Koenemann
                                      Executive Vice President and
                                      Chief Financial Officer


                                   APPENDIX 1

    INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

     The following table sets forth the name, age, business address, and principal occupation or employment at the present time and during the past five years of each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA, INC.

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING THE PAST FIVE YEARS, NAME AND AGE-

Gary L. Tooker....Age 59; Chairman of the Board; Director since 1986. Mr.
Tooker started with Motorola in 1962, holding ascending marketing and operations assignments within the semiconductor business. He served as General Manager of the Semiconductor Products Sector from 1981 through 1986 becoming Executive Vice President and General Manager in 1984; Senior Executive Vice President and Chief Corporate Staff Officer in 1986; Chief Operating Officer in 1988; President in 1990; Vice Chairman of the Board and Chief Executive Officer in 1993; and Chairman of the Board in January of 1997. He is a member of the Board of Directors of Eaton Corporation, Atlantic Richfield Company (ARCO) and Catalyst.

Ronnie C. Chan....Age 48; Director since 1997. Mr. Chan has been the
Chairman of Hong Kong based Hang Lung Development Group since 1991. Hang Lung Development Group is made up of three publicly traded companies in property development, property investment and hotels. In 1986, Mr. Chan co-founded the private Morningside/Springfield Group and is a director of certain companies within the Group. The Morningside Group directs investments in private companies. The Springfield Group engages in financial trading, fund management and investment consulting. He is a member of the Board of Directors of Enron Corporation and Standard Chartered PLC. His business address is: Hang Lung Development Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

H. Laurance Fuller....Age 59; Director since 1994. Mr. Fuller is Chairman of the Board and Chief Executive Officer of Amoco Corporation, an energy company. Mr. Fuller was elected President of Amoco Corporation in 1983, and its Chairman of the Board and Chief Executive Officer in 1991. He has been a member of Amoco Corporation's Executive Committee and a member of the Board of Directors of Amoco since 1981. Mr. Fuller joined Amoco in 1961, was named President of Amoco Oil Company in 1978, and was elected Executive Vice President of Amoco Corporation in 1981. He is also a director of The Chase Manhattan Corporation, The Chase Manhattan Bank, N.A., Abbott Laboratories, Security Capital Group, the American Petroleum Institute, Catalyst, and Rehabilitation Institute of Chicago. His business address is:
Amoco Corporation, 200 East Randolph Street, Chicago, IL 60601.

Christopher B. Galvin....Age 48; Chief Executive Officer since January
1997; Director since 1988. Mr. Galvin began working for Motorola part-time in 1967 and full-time in 1973. Between 1973 and 1988 he served in sales, sales management, marketing, product management, service management and general management positions in Motorola's two-way Radio, Tegal subsidiary (semiconductor capital equipment products) and paging businesses. In 1988, he became Chief Corporate Staff Officer and was elected to the Board of Directors. In 1990, he was appointed to the Office of the Chief Executive as Senior Executive Vice President and Assistant Chief Operating Officer. He served as President and Chief Operating Officer from 1993 until he became Chief Executive Officer on January 1, 1997. Mr. Galvin is the son of Robert W. Galvin.

Robert W. Galvin....Age 76; Chairman of the Executive Committee since 1990;
Director since 1945. Mr. Galvin started his career at Motorola in 1940. He held the senior officership position in Motorola from 1959 until 1990, when he became Chairman of the Executive Committee. He continues to serve as a full time officer of Motorola

Robert L. Growney....Age 56; Director since 1997. Mr. Growney began his career with Motorola in 1966 holding various positions in Motorola's wireless communications businesses. He was appointed a company officer in 1985, elected corporate vice president by the Board of Directors in 1986, elevated to senior vice president in 1989, to executive vice president in 1992, and to President and General Manager of the Messaging, Information and Media Sector in 1994. He was elected President and Chief Operating Officer effective January 1, 1997 and elected to the Board of Directors in February of 1997. He is currently a Director of Microware Systems Corporation.

Anne P. Jones....Age 63; Director since 1984. Ms. Jones is currently working as a consultant. She was a partner in the Washington, D.C. office of the Sutherland, Asbill & Brennan law firm from 1983 until 1994. Prior thereto, she was a Commissioner of the Federal Communications Commission, General Counsel of the Federal Home Loan Bank Board, and was on the staff of the Securities and Exchange Commission from 1968 to 1977. She was Director of the Division of Investment Management of the Securities and Exchange Commission in 1976 and 1977. Ms. Jones is a director of the IDS Mutual Fund Group, Amnex, Inc., and C-COR Electronics, Inc. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.

Donald R. Jones....Age 68; Director since 1987. Mr. Jones joined Motorola in 1951; became Director of Finance and Planning of the Communications Division in 1968; Treasurer of Motorola in 1971; Vice President and Assistant Chief Financial Officer in 1974; Senior Vice President and Assistant Chief Financial Officer in 1984; and Executive Vice President and Chief Financial Officer in 1985. He retired in 1991. He is a trustee of the Kemper Mutual Funds, Chicago, Illinois. His business address is: 1776 Beaver Pond Road, Inverness, IL 60067.

Judy C. Lewent....Age 49; Director since 1995. Ms. Lewent has been Senior
Vice President and Chief Financial Officer, Merck & Co., Inc., a pharmaceuticals company, since 1992 and was formerly its Vice President-- Finance and Chief Financial Officer (1990-1992) and Vice President and Treasurer (1987-1990). She is also a director of Astra Merck, Inc.; the DuPont Merck Pharmaceutical Company; Johnson & Johnson Merck Consumer Pharmaceuticals Company; The Quaker Oats Company; Chugai MSD Co. Ltd; and Merial Limited. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey....Age 60; Director since 1993. Dr. Massey is
President of Morehouse College. After becoming staff physicist and post-doctoral fellow at Argonne National Laboratory, assistant professor at the University of Illinois, associate professor and professor of physics at Brown University, Dr. Massey then joined Argonne National Laboratory as its director and was named to the additional position of Vice President for Research of the University of Chicago in 1982. In 1984, Dr. Massey became Vice President for Research and for Argonne National Laboratory, the University of Chicago. In 1991, he was appointed by President Bush as the Director of the National Science Foundation. In April, 1993 he became Provost and Senior Vice President, Academic Affairs, University of California System, and since August, 1995 he has been President of Morehouse College. He is a director of Amoco Corporation and BankAmerica Corporation and its subsidiary, Bank of America, N.T.S.A. Dr. Massey previously served as a director of Motorola from May 1984 until May 1991 when he accepted his appointment to the National Science Foundation. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Thomas J. Murrin....Age 69; Director since 1991. Mr. Murrin has been Dean of Duquesne University's School of Business Administration since January 1991. He previously was Deputy Secretary of the U.S. Department of Commerce and served as a U.S. delegate to the NATO Industrial Advisory Group and as a member of the Defense Policy Advisory Committee on Trade from July 1989 to January 1991. From 1983 to 1987 he was President of the Energy and Advanced Technology Group of Westinghouse Electric Corporation, which he joined in 1951. He is a director of Duquesne Light Company and its holding company, DQE, Inc. His business address is: Duquesne University School of Business Administration, Room 405, Rockwell Hall, 600 Douglas Ave, Pittsburgh, PA 15282.

Nicholas Negroponte....Age 54; Director since 1996. Mr. Negroponte is a founder and director of the Massachusetts Institute of Technology's Media Laboratory an interdisciplinary, multi-million dollar research center focusing exclusively on the study and experimentation of future forms of human and machine communication. In 1967 he founded MIT's pioneering Architecture Machine Group, a combination lab and think tank responsible for many radically new approaches to the human-computer interface. He joined the MIT faculty in 1966 and became a full professor in 1990. In 1992 Mr. Negroponte co- founded Wired magazine of which he is the senior columnist. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr....Age 60; Director since 1994. Mr. Pepper is Chairman of the Board of Directors and Chief Executive of Procter & Gamble Co., a consumer products company. Mr. Pepper joined Procter & Gamble in 1963, became General Manager of Procter & Gamble Italia in 1974, and was named Division Manager--International in 1977. In 1978 he returned to the U.S. as Vice President--Packaged Soap and Detergent Division. He was elected Executive Vice President of Procter & Gamble Co. and was named to its Board of Directors in 1984, was named President in 1986 and was named Chairman of the Board and Chief Executive in July, 1995. Mr. Pepper is also a director of the Xerox Corporation. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III....Age 54; Director since 1993. Mr. Scott is currently
President of Corn Products International. Prior to this position, he was Vice President of CPC International and President of CPC's worldwide corn refining business. Mr. Scott joined CPC International in 1973 in the corn refining business. He held a number of positions during his career with CPC. He became a Vice President of CPC in 1991 and President of the Corn Refining Division in 1995. On December 31, 1997, CPC spun off its corn refining division as a separate corporation, Corn Products International. Mr. Scott serves on the Board of Directors of Corn Products International, Reynolds Metals Company, the Corn Refiners Association and Inroads Chicago. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

B. Kenneth West....Age 65; Director since 1976. Mr. West is currently serving as Senior Consultant for corporate governance to Teachers Insurance and Annuity Association, College Retirement Equities Fund, a major pension fund company. He retired as Chairman of the Board of Harris Trust and Savings Bank and its holding company, Harris Bankcorp, Inc. in 1995 where he had been employed since 1957. He is also a director of The Pepper Companies, Inc. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

Dr. John A. White....Age 58; Director since 1995. Dr. White has served since July 1997, as Chancellor of the University of Arkansas. Dr. White served from July 1991 to July 1997, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the period from July 1988 to September 1991, he served as Assistant Director of the National Science Foundation in Washington, D.C. He is a director of Eastman Chemical Company, CAPS Logistics, Inc., Logility, Inc., and Russell Corporation. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING PAST FIVE YEARS, NAME, AND AGE -

Keith J. Bane....Age 59; Executive Vice President and President, Americas
Region since March 1997; Executive Vice President and Chief Corporate Staff Officer from February 1995 to March 1997; Senior Vice President and Chief Corporate Staff Officer from August 1994 to February 1995; Senior Vice President and Director of Strategy, Technology and External Relations from October 1993 to August 1994; and Senior Vice President and Director of Strategy from November 1988 to October 1993.

Robert L. Barnett....Age 58; Executive Vice President and President,
Commercial Government and Industrial Solutions Sector since July 1998; Executive Vice President and President Land Mobile Products Sector from March 1997 to July 1998; Senior Vice President, President and General Manager, Land Mobile Products Sector from March 1996 to March 1997; Corporate Vice President and General Manager, iDEN Group, Land Mobile Products Sector from May 1995 to March 1996. President, Nexteps, Inc. an international communications consulting firm from 1992 to 1995. His business address is 1301 E. Algonquin Road, Schaumburg, IL 60196.

Arnold S. Brenner.... Age 61; Executive Vice President and President,
Global Government Relations and Standards since 1997; interim President, Europe Middle East and Africa Region since April 1998; Executive Vice President and General Manager, Japan Group from November 1988 to 1997. His business address is: 3102 N. 56th Street, Phoenix, AZ 85018.

Glenn A. Gienko....Age 46; Executive Vice President and Director of Human
Resources since May 1996; Senior Vice President and Director of Human Resources from June 1995 to May 1996; Corporate Vice President--Human Resources, General Systems Sector from February 1994 to June 1995; and Vice President--Human Resources, General Systems Sector from June 1990 to February 1994.

Merle L. Gilmore....Age 50; Executive Vice President and President,
Communications Enterprise, Acting President, Network Solutions Sector since July 1998; Executive Vice President and Deputy to the Chief Executive Office for the Enterprise-Wide Communications Business Plan from April 1998 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from March 1997 to April 1998; Executive Vice President, President and General Manager, Land Mobile Products Sector ("LMPS"), from July 1994 to March 1997; Senior Vice President and President and General Manager, LMPS, from June 1994 to July 1994; Senior Vice President and Assistant General Manager, LMPS, from July 1992 to June 1994. His business address is 425 N. Martingale Road, 19th Floor, Schaumburg, IL 60173.

Bo Hedfors....Age 54, Corporate Vice President and President, Network
Solutions Sector since September 1998. President and Chief Executive Officer of Ericsson U.S. from 1994 to August 1998; Chief Technical Officer of Ericsson U.S. from 1990 to 1994; Director of Technology of Ericsson U.S. Computer Division from 1987 to 1990; and President, Honeywell-Ericsson from 1984 to 1987. His business address is: 1475 West Shure Drive, Arlington Heights, IL 60004.

Carl F. Koenemann....Age 60; Executive Vice President and Chief Financial
Officer since December 1991.

Ferdinand C. Kuznik....Age 57; Executive Vice President and President,
Personal Communications Sector since July 1998; Executive Vice President and President, Cellular Subscriber Sector from August 1997 to July 1998; Senior Vice President and General Manager, Communications & Electronics Group, Land Mobile Products Sector from 1993 to August 1997. His business address is: 600 North U.S. Highway 45, Libertyville, Illinois 60048.

A. Peter Lawson....Age 52; Executive Vice President, General Counsel and
Secretary to the Board since May, 1998; Senior Vice President, General Counsel and Secretary to the Board since November 1996; Senior Vice President and General Counsel from March 1996 to November 1996; Senior Vice President and Assistant General Counsel from November 1994 to March 1996; Corporate Vice President and Assistant General Counsel from November 1987 to November 1994.

James A. Norling....Age 56; Executive Vice President and Deputy to the
Chief Executive Office, and Acting President of Global Telecom Solutions Group since July 1998; Executive Vice President and President, Messaging, Information and Media Sector from January 1997 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from April 1993 to December 1996; and Executive Vice President, and President and General Manager, Semiconductor Products Sector from December 1989 to April 1993. His business address is: 1301 E. Algonquin Road, Schaumburg, IL 60196.

Hector Ruiz....Age 52; Executive Vice President and President,
Semiconductor Products Sector since May 1997; Executive Vice President, Office of the President, SPS from February 1997 to May 1997; Executive Vice President and General Manager, Messaging Systems Products Group, Messaging Information and Media Sector from April 1996 to February 1997; Executive Vice President and General Manager, Paging Products Group, Messaging Information and Media Sector from 1994 to April 1996; and Senior Vice President and General Manager, Paging Products Group, Paging and Telepoint Systems Group from 1991 to 1994. His business address is: 6501 William Cannon Drive, Austin, TX 78735.

Frederick T. Tucker....Age 58; Executive Vice President and President,
Automotive, Component, Computer and Energy Sector since September 1992. His business address is: 4000 Commercial Drive, Northbrook, IL 60062.

Richard W. Younts....Age 59; Executive Vice President and President, Asia
Pacific Region since March 1997; Executive Vice President and Corporate Executive Director International-Asia and Americas from December 1993 to March 1997; and Senior Vice President and Corporate Executive Director, International-Asia and Americas from July 1991 to December 1993.